press release

ArcelorMittal publishes its Annual Report 2018 on Form 20-F

25 February 2019 – ArcelorMittal has today filed its Annual Report 2018 on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is now available on ArcelorMittal's website http://corporate.arcelormittal.com > SEC filings

ArcelorMittal will send a hard copy of the Form 20-F Annual Report for 2018, which includes the audited financial statements, to shareholders free of charge upon request.